Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

GameSquare Holdings, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock, par value $0.0001 per share (“Common Stock”). The following is a summary of the material terms of the Common Stock. This summary is qualified in its entirety by reference to the Company’s Certificate of Incorporation (the “Charter”), and By-laws (the “Bylaws”), which are incorporated herein by reference as Exhibit 3.1 and Exhibit 3.2, respectively, to the Company’s Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read the Charter, the By-laws and applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

Description of Common Stock

Authorized Capital Stock

The Company is authorized to issue 100,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, par value $0.0001 per share. The Company’s Board of Directors (the “Board”) is authorized to provide for the issuance of shares of preferred stock in one or more series and to fix for each such series such voting powers, designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereon, as determined by the Board.

Voting Rights and Liquidation Rights

Each share of Common Stock is entitled to one vote on all matters. No holder of Common Stock has preemptive or other rights to subscribe for additional shares of Common Stock. In the event of our liquidation, dissolution or winding up, holders of the shares of Common Stock are entitled to share equally, share for share, in the assets available for distribution, subject to any liquidation preference on any outstanding shares of our preferred stock.

Dividends

Each share of Common Stock is entitled to dividends if, as and when dividends are declared by the Board and paid. Under Delaware corporate law, we may declare and pay dividends only out of our surplus, or in case there is no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding year. We will pay any dividend so declared and payable in cash, capital stock or other property equally, share for share, on our Common Stock. We may not declare dividends, however, if our capital has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution.

Stock Exchange Listing

The Common Stock is listed on the Nasdaq Stock Market LLC under the trading symbol “GAME”.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Stock is Computershare, Inc.